ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963

March 8, 2011

VIA EDGAR AND FAX

Ms. Sonia Gupta Barros, Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:          ARMOUR Residential REIT, Inc.

Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 on Form S-3 (File No. 333-160870)

Dear Ms. Garnett:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), ARMOUR Residential REIT, Inc. (the "Company"), requests that the effectiveness of the Registration Statement referenced above be accelerated so that the Registration Statement may become effective at 4:00 p.m. (Eastern Daylight Time) on Tuesday, March 8, 2011, or as soon as possible thereafter.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ARMOUR Residential REIT, Inc.

/s/ Jeffrey J. Zimmer

Jeffrey J. Zimmer

Co-Chief Executive Officer